March 12, 2010

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On February 4, 2010, Northern Lights Fund Trust (the “Registrant”), on behalf of the Biondo Growth Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 125 to its registration statement under the Securities Act of 1933 on Form N-1A.  On February 25, 2010, you provided oral comments.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

Comment.  In the footnotes that accompany the table for each share class under Fees and Expenses of the Fund, please remove the footnote describing Acquired Fund Fees and Expenses.

Response.  Based upon subsequent comments received regarding the use of this type of footnote, the Registrant will modify the footnote to read as follows to conform to more recent guidance.

"Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.  The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund."

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771